EXHIBIT 99.3
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                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/9067
20 May 2002

Sir,

     SUB: AUDITED  FINANCIAL RESULTS FOR THE QUARTER AND FINANCIAL YEAR ENDED 31
          MARCH 2002.

Pursuant to clause 31(c) of the listing agreement with Indian Stock Exchanges, please find sent herewith copies of advertisements published in The Economic Times (English) and Maharashtra Times (Marathi) dailies dated 20 May 2002, intimating the date of Board Meeting to take on record Audited Financial Results for the quarter and Financial Year ended 31 March 2002.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

/s/ R.N. Aditya
-----------------------------
R.N. Aditya
Assistant Company Secretary

To:

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 00. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 91 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2114, FAX 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. 1 2126565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Corporate Finance, for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM (Internet), for hosting on website.


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                               THE ECONOMIC TIMES
                                DATED 20 MAY 2002

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                          VIDESH SANCHAR NIGAM LIMITED
        Regd. Office: Videsh Sanchar Bhavan, M.G. Road, Mumbai - 400 001.

                                     NOTICE

Notice is hereby given that a meeting of the Board of Directors of the Company is scheduled to be held on 28th May, 2002 to consider audited financial results for the quarter and financial year ended on 31st March, 2002 and recommendation regarding dividend.

                                                For Videsh Sanchar Nigam Limited

Place: Mumbai                                                      Satish Ranade

Date: 17th May, 2002              Executive Director (Legal) & Company Secretary




                                MAHARASHTRA TIMES
                                DATED 20 MAY 2002


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